AB
3/26

[redacted]

14049752

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section
MAR 18 2014
Washington DC
405

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68069

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Moody Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6363 Woodway, Suite 110
(No. and Street)

Houston (City) Texas (State) 77057 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Engel (713) 977-7500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frazier & Deeter, LLC
(Name – *if individual, state last, first, middle name*)

600 Peachtree Street N.E., Suite 1900 (Address) Altanta (City) GA (State) 30308 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD
3/27/14

OATH OR AFFIRMATION

I, Robert Engel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Moody Securities, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VIANN BONOAN
NOTARY PUBLIC STATE OF TEXAS
COMMISSION EXPIRES:
09-30-2015

Robert W. Engel
Signature

Chief Financial Officer
Title

Viann Bonoan
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MOODY SECURITIES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION REQUIRED BY SEC RULE 17a-5

DECEMBER 31, 2013

MOODY SECURITIES, LLC

Table of Contents

December 31, 2012

Frazier & Deeter
CPAs & ADVISORS

600 Peachtree Street, N.E.
Suite 1900
Atlanta, Georgia 30308
404.253.7500
www.frazierdeeter.com

INDEPENDENT AUDITORS' REPORT

To the Manager and Member
Moody Securities, LLC
Houston, Texas

We have audited the accompanying financial statements of Moody Securities, LLC, which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Moody Securities, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Frazier + Deeter, LLC

March 14, 2014

MOODY SECURITIES, LLC

Statement of Financial Condition

December 31, 2013

Assets

Cash	$ 522,087
Prepaid expenses	71,696
Total Assets	$ 593,783

Liabilities and Member's Equity

Accounts payable	$ 37,482
Accrued liabilities	30,316
Total liabilities	67,798
Commitments and contingencies	
Member's equity	525,985
Total member's equity	525,985
Total Liabilities and Member's Equity	$ 593,783

See accompanying notes to financial statements.

MOODY SECURITIES, LLC

Statement of Operations

For the Year Ended December 31, 2013

Revenues	$ 1,811,274
Operating expenses:	
Commissions	1,387,952
General and administrative	405,700
Management fees	60,000
Registration and filing fees	33,616
Legal and professional fees	200,477
Payroll and related taxes	619,219
Total operating expenses	2,706,964
Net loss	$ (895,690)

See accompanying notes to financial statements.

MOODY SECURITIES, LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2013

		Total Member's Equity
Balance at January 1, 2013	$	230,675
Member cash contributions		1,191,000
Net loss		(895,690)
Balance at December 31, 2013	$	525,985

See accompanying notes to financial statements.

MOODY SECURITIES, LLC

Statement of Cash Flows

For the Year Ended December 31, 2013

Cash flows from operating activities:	
Net loss	$ (895,690)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Prepaid expenses	(211)
Accounts payable	27,810
Accrued liabilities	(25,701)
Net cash used in operating activities	(893,792)
Cash flows from financing activities:	
Member cash contributions	1,191,000
Net cash provided by financing activities	1,191,000
Net increase in cash and cash equivalents	297,208
Cash - beginning of year	224,879
Cash - end of year	$ 522,087
Non-cash operating transactions:	
Accrued insurance premiums	$ 22,100

See accompanying notes to financial statements.

Note 1 - General information and summary of significant accounting policies:

Description of business

Moody Securities, LLC (the "Company") was formed on September 21, 2007, as a Delaware Limited Liability Company for the purpose of providing financial services primarily to entities related to its sole member. The Company is a broker-dealer of securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

To date, the Company has received its funding from contributions from its sole member and its continued existence, in the absence of adequate cash flows from operations or other sources, will be dependent on receiving continued support from its member.

Basis of presentation

The Company has adopted the Financial Accounting Standards Board (FASB) Codification (Codification). The Codification is the single official source of authoritative accounting principles generally accepted in the United States of America (U.S. GAAP) recognized by the FASB to be applied by nongovernmental entities. All of the Codification's content carries the same level of authority.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all short-term highly liquid investments which are readily convertible into cash and have maturities as of the date of purchase of three months or less to be cash equivalents.

Income taxes

The Company was formed as a limited liability company and is treated as a partnership for federal income tax purposes. The earnings and losses of the Company are included in the member's income tax return. Consequently, the Company's income or loss is presented without a provision for federal and state income taxes. The Company's income or loss is allocated to the member in accordance with the organizational agreement.

Note 1 General information and summary of significant accounting policies - continued:

Income taxes - continued

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authority, based on the technical merits of the position. Tax years that remain subject to examination by major tax jurisdictions date back to the period ending December 31, 2010. The Company does not file composite state income tax returns. All federal and state income tax positions taken or anticipated to be taken in the income tax returns are attributable to the member and not to the Company.

As of December 31, 2013, there are no known items which would result in a material accrual related to where the Company has federal or state attributable tax positions.

Revenue recognition policy

The Company earns revenue through various investment banking activities primarily as an advisor in services related to debt and equity securities offerings. Commissions and management fee revenues are generally earned and recognized only upon successful completion of the transaction.

Financial instruments and credit risk

The financial instrument which potentially subjects the Company to credit risk is cash. The Company maintains its cash with a major domestic bank. From time to time, cash may exceed federally insured limits. The Company has not incurred losses related to these deposits.

Fair value of financial instruments

The Company's financial instruments consist of cash. The carrying amount of cash approximates fair value because of the short-term nature of this item.

Note 2 - Related party transactions:

In January 2008, the Company entered into a management agreement with a Company affiliated with its sole member through common ownership. The agreement automatically renews on an annual basis and includes furnishing of office space, supplies and equipment and facilitating the Company's payroll, insurance and employee benefits function. On March 1, 2011, the Company amended the 2008 agreement to structure it in accordance with the broker-dealer expense reporting provisions established by the U.S. Securities and Exchange Commission ("SEC"). The Company paid $60,000 in management fees to this affiliate during the year ended December 31, 2013.

In April 2008, the Company entered into a sublease agreement with an affiliate to lease office space in Houston, Texas for $750 per month. The Houston office lease agreement expires in April 2013. Total rent expense related to this agreement for the year ended December 31, 2012 was $9,000.

Note 3 - Consulting agreement:

During January 2009, the Company entered into a consulting services agreement with MGL Consulting Corporation ("MGL") to provide bookkeeping services and FINRA compliance services. The agreement automatically renews on an annual basis until terminated by either party. The agreement includes a fixed monthly professional fee of $8,070 per month, plus additional professional fees regarding financial bookkeeping and regulatory compliance, which are billed based on MGL's fixed fee contract. Consulting fees paid to MGL were approximately $135,000 for the year ended December 31, 2013.

Note 4 - Net capital requirements:

In accordance with Rule 15c3-1 of the SEC, the Company's aggregate indebtedness, as defined, shall not exceed 15 times its net capital. The Company must also maintain minimum net capital. As of December 31, 2013, the Company's net capital, as defined, of $454,289 exceeded the required minimum by $449,289 and its ratio of aggregate indebtedness to net capital was 0.1492 to 1.0.

Note 5 - Insurance note payable:

The Company finances its annual broker-dealer professional liability insurance premiums. The Company records a corresponding prepaid asset upon financing. During 2013, the Company accrued insurance premiums of $22,100 and made premium payments of $24,470.

Note 6 - Subordinated liabilities:

There were no liabilities subordinated to claims of general creditors at any time during the year. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented for the year ended December 31, 2013.

Note 7 - Contingencies:

Since 2012, the Company has been the subject of an ongoing examination by the FINRA regarding its sales of shares of Moody National REIT I, Inc. (the "REIT"). The examination has focused on several areas, including the Company's compliance with FINRA Rule 2310 involving the computation of organization and offering expenses in connection with the REIT's initial public offering. As of March 14, 2014, FINRA has not issued a complaint against the Company.

Note 8 - Subsequent events:

Management has evaluated subsequent events as of March 14, 2014, which is the date that the financial statements were available for issuance, and has determined that there are no subsequent events to be reported.

SUPPLEMENTAL INFORMATION

MOODY SECURITIES, LLC

Schedule I: Net Capital Computation Under Rule 15c3-1 of the Securities and Exchange Commission

For the Year Ended December 31, 2013

Net capital requirement, the greater of:		$ 5,000
1/15 of Aggregate Indebtedness	$ 4,520	
Minimum Dollar Requirement	5,000	
Net capital		454,289
Excess Net Capital:		$ 449,289
Aggregate indebtedness		$ 67,798
Excess net capital @ 100% (Net capital, less 10% aggregate indebtedness)		$ 447,509
Ratio of aggregate indebtedness to net capital		14.92%
Ratio of subordinated indebtedness to debt/equity total		N/A
Total assets		$ 593,783
Less - total liabilities		67,798
Net worth		230,675
Deductions from and/or charges to net worth:		
Total non-allowable assets	71,696	
Other deductions or charges	-	
Total deductions from net worth		71,696
Net capital before haircuts on securities positions:		454,289
Haircuts on securities	-	
Certificates of deposit and commercial paper	-	
U.S. and Canadian government obligations	-	
State and municipal government obligations	-	
Corporate obligations	-	
Stock and warrants	-	
Options	-	
Arbitrage	-	
Other securities	-	
Undue concentration	-	-
Net capital		$ 454,289

Reconciliation with the Company's Computation (included in Part II of Form X-17-A-5) as of December 31, 2013:

Net capital, as reported in the Company's Part II (unaudited): Focus Report	$ 454,289
Audit adjustments: None	-
Net capital, per above	$ 181,290

See independent auditor's report

MOODY SECURITIES, LLC

Schedule II: Exemption From SEC Rule 15c3-3

For the Year Ended December 31, 2013

Note: Exemption from SEC Rule 15c3-3 is claimed under Reg. Section 240.15c3(k)(2)(i).

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL REQUIRED BY RULE 17a-5
OF THE SECURITIES AND EXCHANGE COMMISSION

To the Manager and Member
Moody Securities, LLC
Houston, TX

In planning and performing our audit of the financial statements of Moody Securities, LLC (the Company) for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for the safeguarding of securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13;

- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the use of the member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Frazier + Deeter, LLC

March 14, 2014

Agreed-Upon Procedures Applied to Form SIPC-7

Moody Securities, LLC

For the Year Ended December 31, 2013

FD Frazier & Deeter
CPAs & ADVISORS

600 Peachtree Street, N.E.
Suite 1900
Atlanta, Georgia 30308
404.253.7500
www.frazierdeeter.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Member
Moody Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Moody Securities, LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Moody Securities LLC's compliance with the applicable instruction of the General Assessment Reconciliation (Form SIPC-7). Moody Securities, LLC's management is responsible for Moody Securities LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with check number 201, dated March 4, 2014 noting no differences.

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 noting no differences.

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (i.e., schedule of calculation of commissions paid) noting no differences.

We were not engaged to, and did not, conduct an audit, the objective of which would be the expression of an opinion, on the accounting records. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Moody Securities, LLC and other specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

Frazier + Deeter, LLC

Atlanta, Georgia
March 14, 2014